SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for April 22, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-82904
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 12, 2002.

STRUCTURED ASSET SECURITIES CORPORATION

By: /s/ Stanley P. Labanowski
Name: Stanley P. Labanowski
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET SECURITIES CORPORATION

Mortgage Loan Trust 2002-9

[$605,643,000] (Approximate)
STRUCTURED ASSET SECURITIES CORPORATION
SERIES 2002-9
SENIOR/SUBORDINATED NOTES
1M Libor Available Funds Floaters
No Hard Cap

To 35% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL (2) (yrs.)	Payment Window (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (4) [(Moody's/S&P)]
A1	$385,714,000	1 Mo. Libor	1.45	1-29	4.00%	TBD	10/25/27	[Aaa/AAA]
A2	$192,059,000	1 Mo. Libor	1.41	1-29	4.00%	TBD	10/25/27	[Aaa/AAA]
M1	$7,446,000	1 Mo. Libor	2.41	29-29	2.75%	TBD	10/25/27	[Aa/AA]
M2	$5,956,000	1 Mo. Libor	2.41	29-29	1.75%	TBD	10/25/27	[A/A]
B1	$4,468,000	1 Mo. Libor	0.80	8-11	1.00%	TBD	10/25/27	[Baa2/BBB]
B2	$10,000,000	9.00%	[ ]	[ ]	n/a	n/a	10/25/27	[Baa3/BBB]
C (5)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	[NR]

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL (2) (yrs.)	Payment Window (mos.)	Initial C/E (%)	Initial Margin	Legal Final Maturity	Expected Ratings (4) [(Moody's/S&P)
A1	$385,714,000	1 Mo. Libor	2.08	1-111	4.00%	TBD	10/25/27	[Aaa/AAA]
A2	$192,059,000	1 Mo. Libor	1.94	1-95	4.00%	TBD	10/25/27	[Aaa/AAA]
M1	$7,446,000	1 Mo. Libor	3.32	38-47	2.75%	TBD	10/25/27	[Aa/AA]
M2	$5,956,000	1 Mo. Libor	3.08	37-38	1.75%	TBD	10/25/27	[A/A]
B1	$4,468,000	1 Mo. Libor	0.80	8-11	1.00%	TBD	10/25/27	[Baa2/BBB]
B2	$10,000,000	9.00%	[ ]	[ ]	n/a	n/a	10/25/27	[Baa3/BBB]
C (5)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	[NR]

(1) Subject to a permitted variance of $\pm$ 5% in aggregate.

(2) The Notes will be priced assuming 35% CPR for the Mortgage Loans and any second lien Reserve Fund Loans, and 50% CPR for Reserve Fund Loans in REO or foreclosure.

(3) Assumes overcollateralization has built to 1% target.

(4) All Classes of Notes will be rated by Moody's and S&P.

(5) The Class C is an equity class that will be retained by the Seller that is entitled to releases of excess interest, as described herein.

(6) The Class B2 Note will be publicly offered, but will not be marketed by this term sheet.

Deal Overview

- The collateral pool is made up of seasoned, first lien, adjustable and fixed rate residential mortgages (the "Mortgage Loans") with an average age of approximately 100 months, all of which are currently in securitizations that will be dissolved on the Closing Date.
- The Mortgage Loans have been divided into two subgroups, Subgroup A1 and Subgroup A2. The Mortgage Loans in Subgroup A1 will consist entirely of loans whose original principal balance did not exceed Fannie Mae's maximum loan amount limitations for 1-4 family mortgage properties, and will include no loans with a current LTV greater than 80% which do not have mortgage insurance that reduces the current LTV to 80% or less. In general, the Class A1 Notes will be entitled to payments solely from remittances on the Subgroup A1 loans.
- Additional credit support will be provided by a reserve fund (the "Reserve Fund"), including mortgage loans with an initial aggregate principal balance equal to approximately 1.2% of the initial aggregate Principal Balance of the Mortgage Loans. The Reserve Fund includes mortgage loans that are either performing second liens or pool insured non-performing first-lien mortgage loans. Cash flows provided by the Reserve Fund will be used to build overcollateralization.
- Approximately 41.8% of the Mortgage Loans and 87.1% of loans in the Reserve Fund are covered by Pool Insurance Policies (the "Insured Mortgage Loans"). Approximately 63.5% of the Insured Mortgage Loans and 51.3 % of Insured loans in the Reserve Fund are covered by a policy issued by GE Mortgage Insurance Corporation ("GEMICO"), which covers 100% of losses up to a limit of approximately 14.0% of the aggregate principal balance of the GEMICO insured loans on the Statistical Calculation Date. Approximately 36.4 % of the Insured Mortgage Loans and 48.7% of Insured loans in the Reserve Fund are covered by policies issued by PMI Mortgage Insurance Company ("PMI"), which covers 100% of losses up to a limit of approximately 15% of the aggregate principal balance of the PMI insured loans on the Statistical Calculation Date. The limit on coverage for each Pool Insurer will be determined as a percentage of the initial aggregate principal balance of the insured loans, making no distinction between the Mortgage Loans and loans in the Reserve Fund.
- The Trust will also issue a Class B2 "Net Interest Margin" security, which will receive payments of principal and interest as described under "Distributions of Monthly Excess Cashflow." On the Closing Date, the Indenture Trustee will establish a segregated account to increase interest liquidity for the benefit of the Class B2 Noteholders for any unpaid current interest (the "Class B2 Interest Reserve Fund"). The required amount is two months interest on the beginning Note Principal Balance on such Distribution Date.
- The Class B2 is not eligible to receive payment of any kind from the Reserve Fund.

Collateral Information:

Aggregate Mortgage Loan Characteristics as of the Statistical Calculation Date

Total Number of Loans	4,317	**Pool Insurance Coverage**	
Total Outstanding Loan Balance	$618,575,389.33	Yes	41.8%
Average Loan Principal Balance	$143,288.25	No	58.2%
Fixed Rate	21.5%		
Adjustable Rate	78.5%	**Pool Insurance Coverage**	
Weighted Average Coupon	7.8%	**(Original LTV > 60%)**	
Weighted Average Margin	2.8%	Yes	43.8%
Weighted Average Initial Periodic Cap	2.3%	No	56.2%
Weighted Average Periodic Cap	1.2%		
Weighted Average Maximum Rate	12.9%		
Weighted Average Floor	4.5%	**Geographic Distribution**	
Weighted Average Original Term (mo.)	352	(Other states account individually for less than	
Weighted Average Remaining Term (mo.)	252	5% of the Statistical Calc. Date principal balance)	
Weighted Average Loan Age (mo.)	100	CA	48.5%
Weighted Average Original LTV	74.0%	NY	7.0%
Weighted Average Current LTV	65.6%	MD	6.3%
		FL	5.7%
Lien Position		**Occupancy Status**	
First	100.0%	Primary Home	90.9%
Second	0.0%	Second Home	5.3%
		Investment	3.8%
Index			
6 month LIBOR	57.0%		
Fixed Rate	21.5%		
1 Year CMT (Weekly)	9.8%		
Prime Rate	6.6%		
6 month CD	3.9%		
Other	1.22%		

Collateral Information (con't):

Subgroup A1 Mortgage Loan Characteristics as of the Statistical Calculation Date

Total Number of Loans	3,817	**Pool Insurance Coverage**	
Total Outstanding Loan Balance	$412,945,131.02	Yes	51.8%
Average Loan Principal Balance	$108,185.78	No	48.2%
Fixed Rate	28.7%		
Adjustable Rate	71.3%	**Pool Insurance Coverage**	
Weighted Average Coupon	8.2%	**(Original LTV > 60%)**	
Weighted Average Margin	3.2%	Yes	51.4%
Weighted Average Initial Periodic Cap	2.8%	No	48.6%
Weighted Average Periodic Cap	1.1%		
Weighted Average Maximum Rate	12.9%		
Weighted Average Floor	5.0%	**Geographic Distribution**	
Weighted Average Original Term (mo.)	351	(Other states account individually for less than	
Weighted Average Remaining Term (mo.)	249	5% of the Statistical Calc. Date principal balance)	
Weighted Average Loan Age (mo.)	102	CA	52.1%
Weighted Average Original LTV	76.6%	FL	7.4%
Weighted Average Current LTV	67.7%	MD	7.0%
Lien Position		***Occupancy Status***	
First	100.0%	Primary Home	91.3%
Second	0.0%	Investment	5.5%
		Second Home	3.2%
Index			
6 month LIBOR	60.4%		
Fixed Rate	28.7%		
1 Year CMT (Weekly)	8.5%		
3 month LIBOR	0.9%		
6 month CD	0.6%		
Other	0.85%		

Collateral Information (con't):

Subgroup A2 Mortgage Loan Characteristics as of the Statistical Calculation Date

Total Number of Loans	500	**Pool Insurance Coverage**	
Total Outstanding Loan Balance	$205,630,258.31	Yes	21.9%
Average Loan Principal Balance	$411,260.52	No	78.1%
Fixed Rate	7.2%		
Adjustable Rate	92.8%	**Pool Insurance Coverage**	
Weighted Average Coupon	7.0%	**(Original LTV > 60%)**	
Weighted Average Margin	2.1%	Yes	25.8%
Weighted Average Initial Periodic Cap	2.0%	No	74.2%
Weighted Average Periodic Cap	1.3%		
Weighted Average Maximum Rate	12.9%		
Weighted Average Floor	3.5%	**Geographic Distribution**	
Weighted Average Original Term (mo.)	353	(Other states account individually for less than	
Weighted Average Remaining Term (mo.)	256	5% of the Statistical Calc. Date principal balance)	
Weighted Average Loan Age (mo.)	97	CA	41.4%
Weighted Average Original LTV	68.6%	NY	15.2%
Weighted Average Current LTV	61.5%	PA	6.4%
Lien Position		***Occupancy Status***	
First	100.0%	Primary Home	90.2%
Second	0.0%	Second Home	9.6%
		Investment	0.2%
Index			
6 month LIBOR	50.1%		
Prime Rate	19.1%		
1 Year CMT (Weekly)	12.2%		
6 month CD	10.6%		
Fixed Rate	7.2%		
Other	0.88%		

Collateral Information (con't):

All of the following tables represent aggregate characteristics of the Mortgage Loans as of the Statistical Calculation Date

Scheduled Principal Balances			
($)	**Mortgage Loans**	**Principal Balance ($)**	**% of Total Principal Balance**
0.01 - 50,000.00	620	21,970,250.37	3.55
50,000.01 - 100,000.00	1,371	102,055,037.32	16.50
100,000.01 - 150,000.00	1,044	126,894,825.66	20.51
150,000.01 - 200,000.00	485	83,400,442.48	13.48
200,000.01 - 250,000.00	297	66,251,792.49	10.71
250,000.01 - 300,000.00	166	45,496,623.41	7.36
300,000.01 - 350,000.00	100	32,389,131.27	5.24
350,000.01 - 400,000.00	55	20,677,599.56	3.34
400,000.01 - 450,000.00	43	18,332,864.45	2.96
450,000.01 - 500,000.00	31	14,912,507.78	2.41
500,000.01 - 550,000.00	12	6,368,679.92	1.03
550,000.01 - 600,000.00	18	10,313,573.89	1.67
600,000.01 - 650,000.00	14	8,847,543.78	1.43
650,000.01 - 700,000.00	6	4,059,687.06	0.66
700,000.01 - 750,000.00	6	4,431,602.42	0.72
750,000.01 - 800,000.00	8	6,282,771.62	1.02
800,000.01 - 850,000.00	3	2,461,761.03	0.40
850,000.01 - 900,000.00	3	2,687,246.37	0.43
900,000.01 - 950,000.00	7	6,516,781.99	1.05
950,000.01 - 1,000,000.00	11	10,856,437.28	1.76
1,000,000.01 >=	17	23,368,229.18	3.78
Total:	**4,317**	**$618,575,389.33**	**100.00%**

Weighted Average Life Outstanding			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
49 - 72	344	66,294,810.79	10.72
73 - 96	1,623	225,578,164.00	36.47
97 - 120	1,854	245,319,668.70	39.66
121 - 144	354	60,684,883.40	9.81
145 - 168	111	17,821,757.13	2.88
169 - 192	18	2,076,830.80	0.34
193 - 216	12	746,215.74	0.12
217 - 240	1	53,058.77	0.01
Total:	**4,317**	**$618,575,389.33**	**100.00%**

Collateral Information (con't):

Current Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Total Principal Balance
0.001 - 10.000	39	737,438.45	0.12
10.001 - 20.000	71	5,604,568.66	0.91
20.001 - 30.000	149	13,754,629.61	2.22
30.001 - 40.000	234	25,721,459.00	4.16
40.001 - 50.000	256	41,493,260.85	6.71
50.001 - 60.000	471	76,037,542.68	12.29
60.001 - 70.000	1,112	171,367,332.22	27.70
70.001 - 80.000	1,441	212,253,685.33	34.31
80.001 - 90.000	507	66,179,049.63	10.7
90.001 - 100.000	35	4,466,535.39	0.72
100.001 >=	2	959,887.51	0.16
Total:	**4,317**	**$618,575,389.33**	**100.00%**

States – Top 10			
	Mortgage Loans	Principal Balance ($)	% of Total Principal Balance
CA	1,869	300,067,675.00	48.51
NY	184	43,185,817.05	6.98
MD	278	39,055,940.00	6.31
FL	469	35,017,841.80	5.66
VA	205	25,444,280.51	4.11
PA	126	23,468,776.66	3.79
NJ	103	15,197,831.88	2.46
WA	129	13,814,747.11	2.23
TX	110	13,226,468.62	2.14
MA	47	13,136,657.29	2.12
Other	797	96,959,353.41	15.67
Total:	**4,317**	**$618,575,389.33**	**100.00%**

Index			
	Mortgage Loans	Principal Balance ($)	% of Total Principal Balance
6 Month Libor (Wall St)	2,361	352,427,688.29	56.97
Fixed Rate	1,410	133,127,714.16	21.52
1 Year CMT (Weekly)	369	60,453,375.49	9.77
Prime Rate	73	40,759,114.99	6.59
6 Month CD	54	24,315,743.30	3.93
3 Month Libor	35	4,871,237.00	0.79
1 Month Libor	15	2,620,516.10	0.42
Total:	**4,317**	**$618,575,389.33**	**100.00%**

Principal Distributions

The "Principal Remittance Amount" for any period is equal to the sum of collections of scheduled principal, unscheduled principal, and liquidations received from the Mortgage Loans.

Prior to the Stepdown Date or whenever a Trigger Event is in effect, the "Principal Remittance Amount" will be paid concurrently to the Class A1 and Class A2 Notes until they have been retired, provided, however, that all amounts payable to the Class A1 may be made solely from the Principal Remittance Amount of the Subgroup A1 Mortgage Loans as long as the Class A2 remains outstanding. The "Principal Remittance Amount" will then be allocated sequentially to the Class M1, M2, and B1 Notes.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (meets the targeted Senior Enhancement Percentage), or (ii) the 37th Distribution Date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal will be first allocated to the Class A1 and the Class A2 concurrently from their respective Subgroups so that the credit enhancement behind the Class A1 and Class A2 equals two times the original credit enhancement percentage, as a product of the current loan balance, subject to a floor equal to the Target Overcollateralization Amount. The Class A1 may only receive payments of principal from Subgroup A1 as long as the Class A2 remains outstanding; after the Class A2 has been retired, the Class A1 may receive principal from Subgroup A2 to the extent needed to maintain credit enhancement available to the Class A1 at two times the original credit enhancement percentage. Principal will then be allocated sequentially to the Class M1, M2 and B1 Notes until the credit enhancement behind each class equals two times the respective original credit enhancement percentage for each class, as a product of the current loan balance, subject to a floor equal to the Target Overcollateralization Amount.

The "Target Overcollateralization Amount" for any Distribution Date is equal to the lesser of (a) the Principal Balance of the Mortgage Loans and (b) the greater of (i) the overcollateralization amount for the prior Distribution Date and (ii) 1.00% of the original Principal Balance of the Mortgage Loans.

The "Overcollateralization Amount" for any Distribution Date is equal to the amount, if any, by which the balance of the Mortgage Loans exceeds the aggregate Class Principal Amounts of the Class A1, Class A2, Class M1, Class M2, and Class B1 Notes on any Distribution Date.

Interest Rates

The Interest Rates for Classes A1, A2, M1, M2 and B1 (the "LIBOR Notes") will be equal to the lesser of (i) one-month LIBOR, plus their respective margins and (ii) their respective Net Funds Cap (as defined herein). Interest for any Class of LIBOR Notes will be calculated on an actual/360 basis.

The Interest Rate for the Class B2 Notes will be equal to 9.00%. Interest for the Class B2 Notes will be calculated on a 30/360 basis.

Interest Payment Priorities

Interest received or advanced on the Mortgage Loans on each Distribution Date will be allocated in the following priority:

1.) To pay Current Interest and Carryforward Interest to the Class A1 and Class A2 Notes, provided, however, that amounts payable to the Class A1 Notes may be made solely from collections on the Subgroup A1 Mortgage Loans, as long as the Class A2 remains outstanding;

2.) To pay Current Interest and Carryforward Interest to Classes M1, M2, and B1 (the "Subordinate Classes"), sequentially;

Any interest remaining after the application of steps (1) through (2) above will be deemed Monthly Excess Cashflow for such Distribution Date and will be distributed as described in "Distributions of Monthly Excess Cashflow."

Distributions of Monthly Excess Cashflow

Any interest remaining from the Mortgage Loans will be distributed as follows:

1) To pay to the Classes A1 and A2 any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts;

2) To pay sequentially to Classes M1, M2, and B1 any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts;

3) To pay sequentially to Classes M1, M2, and B1 any Deferred Amounts;

Any interest remaining after the application of steps (1) through (3) above, together with any amounts on deposit in the Class B2 Interest Reserve Fund, will be distributed as follows:

4) To pay Current Interest and Carryforward Interest to the Class B2.

5) To the Class B2 Interest Reserve Fund, the Required Reserve Fund Deposit (as defined below);

6) (a)For the first two Distribution Dates, any interest remaining after the application of steps (1) through (5) above will flow to the holder of the Class C Certificate.

   (b)Beginning on the third (July 2002) Distribution Date, any interest remaining after the application of steps (1) through (5) above will be distributed as follows:

7) To pay as principal to the Class B2 Notes until the Class Principal Amount of the B2 Notes is reduced to zero;

8) To pay as principal to the Class B1 Notes until the Class Principal Amount of the B1 Notes is reduced to zero;

9) To pay remaining amounts to the holder of the Class C Certificate.

Distributions of Monthly Excess Cashflow (con't)

Notwithstanding the foregoing, no distributions from the Monthly Excess Cashflow will be made as specified in regards to steps (1) through (9) listed above on any Distribution Date when an Overcollateralization Maintenance Event has occurred. On any such Distribution Date, the Monthly Excess Cashflow will be applied as principal to satisfy the OC Maintenance Distribution Amount as follows:

(I) On each Distribution Date (a) prior to the Stepdown Date or (b) with respect to which a Trigger Event is in effect, the OC Maintenance Distribution Amount for such Distribution Date will be distributed as principal sequentially to the Class A2, A1, M1, M2 and B1 Notes.

(II) On or after the Stepdown Date and as long as a Trigger Event is not in effect, the OC Maintenance Distribution Amount will be allocated sequentially to the Class A2 and Class A1 so that the credit enhancement behind the Class A1 and A2 is equal to two times the original credit enhancement percentage, as a product of the current loan balance, subject to a floor equal to the Target Overcollateralization Amount. Principal will then be allocated sequentially to the Class M1, M2 and B1 Notes so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for each class, as a product of the current loan balance, subject to a floor equal to the Target Overcollateralization Amount.

Any remaining Monthly Excess Cashflow will be distributed according to steps (1) through (9) above.

The "Required B2 Interest Reserve Fund Deposit" with respect to any Distribution Date is equal to the excess, if any, of the Required Reserve Fund Balance over the amount on deposit therein.

The "Required B2 Interest Reserve Fund Balance" with respect to any Distribution Date is two months interest on the beginning Class B2 principal balance on such Distribution Date.

Reserve Fund Distributions

All funds received or advanced from the Reserve Fund on each Distribution Date will be distributed as *principal* as described below.

Prior to the Stepdown Date or whenever a Trigger Event is in effect, all funds received from the Reserve Fund will be paid sequentially to the Class A2, M1, M2 and B1 Notes until the Target OC Amount has been reached. All remaining funds will then flow to the holder of the Class C Certificate.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, all funds received from the Reserve Fund will be allocated sequentially to the Class A2, M1, M2 and B1 Notes so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for each class, as a product of the current loan balance, subject to a floor equal to the Target Overcollateralization Amount.

The Class A1 Note is not eligible to receive any funds from the Reserve Fund.

Overcollateralization Maintenance

The "OC Maintenance Amount" for the first twelve Distribution Dates will be equal to zero. For any Distribution Date on or after the 13th Distribution Date, the OC Maintenance Amount will be equal to 0.25% of the Cut-Off Date Principal Balance of the Mortgage Loans.

The "Principal Balance of the Mortgage Loans" for any Distribution Date will be equal to the aggregate of the Scheduled Principal Balances as of that date plus, during the Prefunding Period, any amount of the Prefunding Amount which has not already been applied toward the purchase of additional Mortgage Loans.

An "Overcollateralization Maintenance Event" will be deemed to have occurred for any Distribution Date when the sum of (i) ending aggregate outstanding Principal Balance of the Class A1, A2, M1, M2 and B1 Notes after application of the Principal Remittance Amount for that Distribution Date and (ii) the OC Maintenance Amount, exceeds the ending Principal Balance of the Mortgage Loans.

The "OC Maintenance Distribution Amount" for any Distribution Date when an Overcollateralization Maintenance Event has occurred will be equal to the positive difference between (x) the sum of (i) the ending aggregate outstanding principal balance of the Class A1, A2, M1, M2 and B1 Notes, after application of the Principal Remittance Amount for that Distribution Date, and (ii) the Minimum OC Maintenance Amount and (y) the ending Principal Balance of the Mortgage Loans for such Distribution Date.

Accrual Period

The "Accrual Period" for any Class of LIBOR Notes, for each Distribution Date, will be the one-month period beginning on the immediately preceding Distribution Date (or April 25, 2002, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

The "Accrual Period" for the Class B2 Notes, for each Distribution Date, will be the calendar month preceding the related Distribution Date.

Carryforward Interest

"Carryforward Interest" for each Class of Notes for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

Current Interest

"Current Interest" for any Class of Notes for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount of that Class.

Net Funds Cap

The "Class A1 Net Funds Cap" for any Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (i) the Subgroup A1 Optimal Interest Remittance Amount (as defined below) for each date and (ii) 12, and the denominator of which is the aggregate Subgroup A1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Class A2 Net Funds Cap" for any Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (i) the Subgroup A2 Optimal Interest Remittance Amount (as defined below) for each date and (ii) 12, and the denominator of which is the aggregate Subgroup A2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Subordinate Class Net Funds Cap" for any Distribution Date will be equal to a fraction, expressed as a percentage, the numerator of which is the greater of (a) zero and (b) the sum of (i) the Net WAC of Subgroup A1 multiplied by the excess, if any, of the Subgroup A1 Balance minus the Balance of the Class A1 Note and (ii) the Net WAC of Subgroup A2 multiplied by the excess, if any, of the Subgroup A2 Balance minus the Balance of the Class A2 Note, and the denominator of which is the sum of (a) the excess, if any, of the Subgroup A1 Balance minus the Balance of the Class A1 Note and (b) the excess, if any, of the Subgroup A2 Balance minus the Balance of the Class A2 Note.

The "Subgroup A1 Optimal Interest Remittance Amount" for any Distribution Date will be equal to the product of (a) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Subgroup A1 Mortgage Loans, as of the first day of the related collection period divided by (y) 12 and (b) the collateral balance of the Subgroup A1 for the immediately preceding Distribution Date.

The "Subgroup A2 Optimal Interest Remittance Amount" for any Distribution Date will be equal to the product of (a) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Subgroup A2 Mortgage Loans, as of the first day of the related collection period divided by (y) 12 and (b) the collateral balance of the Subgroup A2 for the immediately preceding Distribution Date.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Master Servicing Fee Rate, Servicing Fee Rate and the Insurance Fee Rate, in the case of a Pool Insured Mortgage Loan.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its respective Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class B2 Notes or the Class C Certificate is entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Notes on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [105%] of the Senior Enhancement Percentage for that Distribution Date.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Note Principal Amount of Classes M1, M2 and B1 and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

Subordination and Application of Realized Losses

Classes A1 and A2 will have limited protection by means of the subordination of the Subordinate Classes. Classes A1 and A2 will have the preferential right to receive interest due to them and principal available for distribution over Classes having a lower priority of distribution. Similarly, Class M1 will be senior in right of priority to Classes M2 and B1, and Class M2 will be senior to Class B1.

Losses that are not covered by Pool Insurance are allocated in the following order: Monthly Excess Cashflow, but only to the extent of any OC Maintenance Distribution Amount, reduction of overcollateralization, Class B1, then Class M2, and then Class M1. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount."

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Notes will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

Optional Termination

The holder of the Class C certificate may call one or more classes of Notes on the earlier of (i) any Distribution Date following the month in which the Principal Balance of the Mortgage Loans is reduced to less than 35% of the Cut-off Date Principal Balance and any amounts in the pre-funding account and (ii) the Distribution Date in April 2007. If the optional redemption is not exercised with respect to all classes of Notes and the Trust terminated, beginning with the following Distribution Date the margin on Classes A1 and A2 will [double] , and the margins on the Subordinate Classes will increase to [1.5] times their initial margin.

Mandatory Redemption

If the holder of the Class C Certificate fails to qualify as a REIT or a qualified REIT subsidiary, the holder of the Class C must repurchase all the collateral of the Trust at a minimum price of par on the bonds plus any unpaid Current or Carryforward Interest. .

Prefunding Account

Approximately 2.0 % of the mortgage loans will be pre-funded. These loans have already been identified and are scheduled to be purchased into the Trust by the third Distribution Date.

Owner Trustee:	Wilmington Trust Company
Indenture Trustee:	JPMorgan Chase
Bond Administrator:	Wells Fargo Bank, N.A.
Master Servicer:	Wells Fargo Bank, N.A.
Servicers:	General Electric Capital Mortgage Services, Inc., Mellon Mortgage, GMAC Mortgage Corporation, Meritech Mortgage Services, Inc., and other servicers.
Sole Underwriter:	Lehman Brothers Inc.
Rating Agencies:	Moody's Investors Service ("Moodys") & Standard & Poor's ("S&P")
Depositor:	Structured Asset Securities Corporation ("SASCO")
Seller:	Merit Securities Corporation (a Bankruptcy Remote Entity wholly owned by Dynex)
Custodians:	JPMorgan Chase, Bank of New York
Cut Off Date:	April 1, 2002
Statistical Calc. Date:	March 1, 2002
Closing Date:	April 25, 2002
Investor Settlement:	April [29], 2002
Distribution Date:	25th of the month (or the next Business Day if the 25th is not a Business Day), commencing May 28, 2002
Delay Days:	Class B2 – 24 day delay
	All other Classes – 0 day delay
Record Date:	Class B2 – last Business Day of the preceding calendar month
	All other classes – Business Day preceding related Distribution Date
Book Entry Settlement:	All classes will be settled through the Depository Trust Corporation, Clearstream Banking, and Euroclear.
SMMEA:	The Class A1 , A2 and Class M1 Notes are expected to constitute "mortgage-related securities" for purposes of SMMEA.
ERISA:	All of the Notes are expected to be ERISA eligible.
Tax Status:	Owner Trust
Denominations:	[Libor Notes: Minimum increments of $25,000 and $1 thereafter.]
	[Class B2 Notes: Minimum increments of $100,000 and $1 thereafter.]
Master Servicing Fee:	0.025% per annum on the outstanding principal balance of the mortgage loans (includes Owner Trustee Fee and Indenture Trustee Fee).
Servicing Fee:	From 0.25% to 1.34% per annum
Pool Insurance Fees:	From 0.25% to 0.30% per annum.

Sensitivity Analysis – To Call							
Mortgage Loans & 2nd Lien Reserve Fund Loans	20%	25%	30%	**35%**	40%	45%	50%
Reserve Fund Loans in REO or foreclosure	50%	50%	50%	**50%**	50%	50%	50%
Class A1							
Avg. Life (yrs)	2.58	2.07	1.71	1.45	1.25	1.09	0.94
Window (mos)	1-51	1-41	1-34	1-29	1-25	1-22	1-19
Expected Final Mat.	7/25/06	9/25/05	2/25/05	9/25/04	5/25/04	02/25/04	11/25/03
Class A2							
Avg. Life (yrs)	2.51	2.01	1.67	1.41	1.22	1.06	0.92
Window (mos)	1-51	1-41	1-34	1-29	1-25	1-22	1-19
Expected Final Mat.	7/25/06	9/25/05	2/25/05	9/25/04	5/25/04	2/25/04	11/25/03
Class M1							
Avg. Life (yrs)	4.04	3.31	2.82	2.41	2.07	1.82	1.57
Window (mos)	39-51	37-41	34-34	29-29	25-25	22-22	19-19
Expected Final Mat.	7/25/06	9/25/05	2/25/05	9/25/04	5/25/04	02/25/04	11/25/03
Class M2							
Avg. Life (yrs)	4.10	3.30	2.82	2.41	2.07	1.82	1.57
Window (mos)	42-51	37-41	34-34	29-29	25-25	22-22	19-19
Expected Final Mat.	7/25/06	9/25/05	2/25/05	9/25/04	5/25/04	02/25/04	11/25/03
Class B1							
Avg. Life (yrs)	0.74	0.76	0.77	0.80	0.82	0.86	0.90
Window (mos)	8-10	8-11	8-11	8-11	8-12	9-12	9-13
Expected Final Mat.	2/25/03	3/25/03	3/25/03	3/25/03	4/25/03	04/25/03	05/25/03

Sensitivity Analysis – To Maturity

Mortgage Loans & 2nd Lien Reserve Fund Loans	20%	25%	30%	**35%**	40%	45%	50%
Reserve Fund Loans in REO or foreclosure	50%	50%	50%	**50%**	50%	50%	50%
Class A1							
Avg. Life (yrs)	3.70	2.99	2.47	2.08	1.77	1.52	1.32
Window (mos)	1-186	1-155	1-130	1-111	1-95	1-82	1-71
Expected Final Mat.	10/25/17	3/25/15	2/25/13	7/25/11	3/25/10	02/25/09	03/25/08
Class A2							
Avg. Life (yrs)	3.46	2.78	2.30	1.94	1.65	1.41	1.22
Window (mos)	1-164	1-135	1-113	1-95	1-82	1-70	1-60
Expected Final Mat.	12/25/15	7/25/13	9/25/11	3/25/10	2/25/09	2/25/08	4/25/07
Class M1							
Avg. Life (yrs)	5.18	4.20	3.65	3.32	3.19	3.21	3.24
Window (mos)	39-86	37-68	37-56	38-47	38-40	38-40	38-40
Expected Final Mat.	6/25/09	12/25/07	12/25/06	3/25/06	8/25/05	08/25/05	08/25/05
Class M2							
Avg. Life (yrs)	4.53	3.60	3.19	3.08	3.08	3.09	3.10
Window (mos)	42-69	37-54	37-45	37-38	37-38	37-38	37-38
Expected Final Mat.	1/25/08	10/25/06	1/25/06	6/25/05	6/25/05	06/25/05	06/25/05
Class B1							
Avg. Life (yrs)	0.74	0.76	0.77	0.80	0.82	0.86	0.90
Window (mos)	8-10	8-11	8-11	8-11	8-12	9-12	9-13
Expected Final Mat.	2/25/03	3/25/03	3/25/03	3/25/03	4/25/03	04/25/03	05/25/03

Class A1 Net Funds Cap Schedule* (1) (2)

Period	Net Funds Cap (%)	Period	Net Funds Cap (%)
1	7.6432	31	10.8255
2	7.9355	32	11.1887
3	8.2039	33	10.8984
4	8.0267	34	10.9008
5	8.1840	35	12.0987
6	8.4607	36	10.9303
7	8.1985	37	11.2985
8	8.9554	38	10.9365
9	8.7348	39	11.3036
10	8.7415	40	10.9415
11	9.8277	41	10.9440
12	8.8773	42	11.3114
13	9.1900	43	10.9491
14	9.3629	44	11.3168
15	9.6760	45	10.9640
16	9.4455	46	10.9665
17	9.5714	47	12.1443
18	9.8916	48	10.9716
19	9.5743	49	11.3413
20	10.3804	50	10.9780
21	10.1150	51	11.3467
22	10.1166	52	10.9834
23	10.9606	53	10.9861
24	10.2552	54	11.3551
25	10.6035	55	10.9916
26	10.6196	56	11.3608
27	10.9756	57	10.9972
28	10.6972	58	11.0000
29	10.8205	59	12.1818
30	11.1835	60	11.0058

(1) Based on 6 month LIBOR, 3 month LIBOR, 1 Year CMT, 6 month CD and Prime Rate of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.

Class A2 Net Funds Cap Schedule* (1) (2)

Period	Net Funds Cap (%)
1	6.6562
2	7.7032
3	7.9968
4	8.9037
5	9.0435
6	9.4502
7	9.2151
8	9.9000
9	9.6965
10	9.8327
11	10.9145
12	9.9671
13	10.3372
14	10.3695
15	10.7160
16	10.4551
17	10.5952
18	11.0539
19	10.6981
20	11.4333
21	11.1805
22	11.1814
23	11.9800
24	11.3163
25	11.6944
26	11.5577
27	11.9439
28	11.5596
29	11.6493
30	12.1200

Period	Net Funds Cap (%)
31	11.7301
32	12.1221
33	11.8348
34	11.8358
35	13.1051
36	11.8419
37	12.2378
38	11.8441
39	12.2401
40	11.8463
41	11.8475
42	12.2435
43	11.8497
44	12.2459
45	11.8520
46	11.8531
47	13.1244
48	11.8555
49	12.2519
50	11.8578
51	12.2543
52	11.8602
53	11.8611
54	12.2574
55	11.8629
56	12.2593
57	11.8648
58	11.8657
59	13.1380
60	11.8675

(3) Based on 6 month LIBOR, 3 month LIBOR, 1 Year CMT, 6 month CD and Prime Rate of 20% for each period.

(4) Assumes 100% of the Prepayment Assumption as defined on Page 1.

Contacts		
MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
Structuring	Vanessa Vanacker	(212) 526-9466
MBS Banking	Stan Labanowski	(212) 526-6211
	Michael Hitzmann	(212) 526-5806
	Jenna Levine	(212) 526-1453